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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. 6)


                      AMERICAN MOBILE SATELLITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


       COMMON STOCK, $.01 PAR VALUE                           02755R 10 3
--------------------------------------------------------------------------------
      (Title of class of securities)                         (CUSIP number)


                               SCOTT B. TOLLEFSEN
                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
                                 1500 HUGHES WAY
                              LONG BEACH, CA 90810
                                 (310) 525-5150
--------------------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)



                                 MARCH 31, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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NYFS07...:\56\53356\0056\1324\SCH4028R.10A

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 2
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.                    95-3881942
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)[_]
                                                                                                  (B)[X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [X]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         22.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 3
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 HUGHES COMMUNICATIONS, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [X]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         22.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 4
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 HUGHES ELECTRONICS CORPORATION
                                                         FORMERLY KNOWN AS
                                                         HUGHES NETWORK SYSTEMS, INC.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 11,566,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            11,566,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          11,566,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         32.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 5
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 GENERAL MOTORS CORPORATION

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 11,566,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            11,566,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          11,566,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         32.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

            This constitutes Amendment No. 6 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by Hughes Communications Satellite Services, Inc. ("HCSS"), Hughes Communications, Inc. ("HCI"), Hughes Electronics Corporation, formerly known as Hughes Network Systems, Inc. ("HE"), and General Motors Corporation (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of American Mobile Satellite Corporation, a Delaware corporation (the "Company"). The percentage of Common Stock reported in this Amendment as being beneficially owned by the Reporting Persons is based upon the number of outstanding shares of Common Stock on March 27, 1998 as identified in the Company's Annual Report on Form 10-K for the period ended December 31, 1997 and other information received from the Company relating to the issuance of additional shares of Common Stock to Motorola, Inc. in connection with the acquisition of ARDIS Company, and after giving effect to the number of shares of Common Stock beneficially owned by the Reporting Persons.

Item 4.     Purpose of the Transaction
            --------------------------

            The information in Item 6 is incorporated herein by reference.

            Except as described in Item 6 below, the Reporting
Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

            As previously described in Amendments Nos. 3, 4 and 5 to the Statement, HE, Singapore Telecommunications Ltd., Baron Capital Partners, L.P. (collectively, the "Guarantors"), and the Company are parties to that certain Guaranty Issuance Agreement dated June 28, 1996, as amended (the "Old Guaranty Issuance Agreement"), pursuant to which, among other things, the Company issued to the Guarantors warrants to purchase Common Stock (the "Existing Warrants").

            As previously described in Amendment No. 5 to the Statement, on December 31, 1997, the Company entered into a purchase agreement with Motorola, Inc. for the acquisition (the "Acquisition") of ARDIS Company. In connection with the consummation of the Acquisition on March 31, 1998, the Company and its subsidiaries renegotiated and refinanced their existing $200.0 million bank facility (that had been guaranteed by the Guarantors subject to the conditions of the Old Guaranty Issuance

Agreement) to provide for two new facilities: (i) a $100.0 million unsecured five-year reducing revolving credit facility under which AMSC Acquisition Company, Inc., a wholly owned subsidiary of the Company, is the borrower (the "Revolving Credit Facility") and (ii) a $100.0 million five-year term loan facility with up to three additional one-year extensions, subject to lender approval, under which the Company is the borrower (the "Term Loan Facility," and collectively with the Revolving Credit Facility, the "New Bank Financing"). The Term Loan Facility is secured by the assets of the Company and its subsidiaries.

            At the request of the Company, the Guarantors have entered into a new Guaranty Issuance Agreement, dated as of March 31, 1998 (the "New Guaranty Issuance Agreement"), pursuant to which the New Bank Financing will be severally guaranteed by the Guarantors. A copy of the New Guaranty Issuance Agreement is filed as an exhibit hereto and is incorporated herein by reference.

             In consideration for the agreement by the Guarantors to enter into the New Guaranty Issuance Agreement, (i) the Existing Warrants were amended, pursuant to the terms of that certain Amendment No. 2 to the Warrant Certificates, dated as of March 31, 1998 ("Amendment No. 2 to the Warrants"), among the Guarantors and the Company, a copy of which is filed as an exhibit hereto and is incorporated herein by reference, by adjusting the exercise price of the Existing Warrants to $12.51 per share and by extending the expiration date thereof to March 31, 2005, (ii) the Company issued to the Guarantors additional warrants to purchase an aggregate of 1,000,000 shares of Common Stock (the "New Warrants") with substantially the same terms as the Existing Warrants, including the same exercise price and expiration date, and (iii) the Registration Rights Agreement, dated June 28, 1996, previously entered into with the Guarantors, was amended and restated pursuant to the terms of an Amended and Restated Registration Rights Agreement dated as of March 31, 1998, a copy of which is filed as an exhibit hereto and is incorporated herein by reference, to provide registration rights with respect to (a) all shares of Common Stock beneficially owned by the Guarantors that constitute "restricted securities" (as that term is defined in Rule 144 under the Securities Act of 1933, as amended) and (b) all shares of Common Stock issuable to the Guarantors upon exercise of the Existing Warrants and the New Warrants. In addition, the registration rights of the Guarantors' thereunder were extended to March 31, 2005.

            In addition, in consideration for the Guarantors' agreement to guarantee the Company's obligations under the New Bank Financing beyond five years, and up to a maximum of eight years, the New Guaranty Issuance Agreement provides that the Company shall pay each Guarantor certain specified fees for each one-year extension of the New Bank Financing beyond the fifth year. The Company also agreed to (a) reimburse each Guarantor for all reasonable expenses associated with the negotiation, preparation, administration, and enforcement of the New Guaranty Issuance Agreement, the guaranties, and the related documents, and (b) to execute a security and pledge agreement granting the Guarantors a lien and security interest in all of the Company's assets to secure the Company's obligations under the New Guaranty Issuance Agreement, including the obligation to reimburse any Guarantor that is required to make any payment under its guaranties.

            As a result of Amendment No. 2 to the Warrants and the issuance of the New Warrants, HE has the current right to acquire
4,900,000 shares of Common Stock.

Item 7.      Material to be filed as Exhibits.
             ---------------------------------

      1. Guaranty Issuance Agreement, dated as of March 31, 1998, among the Guarantors, the Company and AMSC Acquisition Company, Inc.

      2.     Warrant, dated as of March 31, 1998.

      3. Amended and Restated Registration Rights Agreement, dated as of March 31, 1998, by and among the Company and the Guarantors.

      4. Amendment No. 2 to the Warrant Certificate, dated as of March 31, 1998, by and among the Company and the Guarantors.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 1998

                                  HUGHES COMMUNICATIONS SATELLITE
                                  SERVICES, INC.

                                  By:  /s/ Scott B. Tollefsen
                                      --------------------------------------
                                  Name:  Scott B. Tollefsen
                                  Title: Senior Vice President, General
                                  Counsel and Secretary


                                  HUGHES COMMUNICATIONS, INC.

                                  By:  /s/ Scott B. Tollefsen
                                      --------------------------------------
                                  Name:  Scott B. Tollefsen
                                  Title: Senior Vice President, General
                                  Counsel and Secretary


                                  HUGHES ELECTRONICS CORPORATION

                                  By:  /s/ Amnon Carr
                                      --------------------------------------
                                  Name:  Amnon Carr
                                  Title: Assistant Treasurer


                                  GENERAL MOTORS CORPORATION

                                  By:  /s/ Martin I. Darvick
                                      --------------------------------------
                                  Name:  Martin I. Darvick
                                  Title: Assistant Secretary

                                  EXHIBIT INDEX


            1. Guaranty Issuance Agreement, dated as of March 31, 1998, among the Guarantors, the Company and AMSC Acquisition Company, Inc.

            2.     Warrant, dated as of March 31, 1998.

            3. Amended and Restated Registration Rights Agreement, dated as of March 31, 1998, by and among the Company and the Guarantors.

            4. Amendment No. 2 to the Warrant Certificate, dated as of March 31, 1998, by and among the Company and the Guarantors.